SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 19, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains two press releases of Infineon Technologies AG dated May 18, 2009, announcing the issuance of guaranteed subordinated convertible bonds due 2014 convertible into up to 74,950,000 shares of Infineon.
Such bonds are not being offered to investors located in the United States, and the press releases contained in this Form 6-K are being furnished for informational purposes only.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO THE
UNITED STATES OF AMERICA, AUSTRALIA, CANADA OR JAPAN.
THIS NOTICE IS NOT A PROSPECTUS AND, TO THE EXTENT THAT IT MAY CONSTITUTE AN
ADVERTISEMENT, DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN
OFFER TO PURCHASE SECURITIES OF INFINEON TECHNOLOGIES AG
Infineon launches Guaranteed Subordinated Convertible Bonds due 2014 convertible into up to 74,950,000 shares of Infineon
Neubiberg — 18 May 2009 — The Management Board of Infineon Technologies AG (“Infineon”) resolved today, with the consent of the Supervisory Board, to approve the issuance of guaranteed subordinated convertible bonds (the “Bonds”). The Bonds will be issued by Infineon Technologies Holding B.V., a wholly-owned subsidiary of Infineon, and will be guaranteed by Infineon. The Bonds will be marketed to institutional investors by way of an accelerated bookbuilding. The Management Board resolved, with the consent of the Supervisory Board, to exclude the pre-emptive rights of shareholders of Infineon to subscribe for the Bonds.
The contemplated transaction is a further step in Infineon’s refinancing strategy. The Bonds will strengthen Infineon’s liquidity position and extend the debt maturity profile.
The conversion price will be set at a premium of 25% above the volume-weighted average XETRA price of Infineon’s ordinary shares from launch until the time of pricing. The number of shares underlying the Bonds will be up to 74,950,000 registered ordinary shares, with a notional par value of EUR 2.00 per share each. On that basis the aggregate principal amount will be approximately EUR 203.1 million (calculated based on the XETRA closing price of Infineon shares on 15 May 2009).
The maturity of the Bonds will be 5 years. The Bonds are expected to be issued at 86.40% — 92.80% of the principal amount on the settlement date, resulting in issue proceeds for Infineon of EUR 175.5 — 188.5 million (calculated based on the XETRA closing price of Infineon shares on 15 May 2009). The fixed coupon is expected be set between 7% to 8% per annum, payable semi-annually in arrear. Unless the Bonds are previously converted they will be redeemed at maturity at 100% of their principal amount.
Closing and settlement of the Bonds is expected to take place on 26 May 2009. It is intended to include the Bonds to be traded on the open market (Freiverkehr) of the Frankfurt Stock Exchange; however issuance of the Bonds will not be conditional upon obtaining such inclusion to trading.
Credit Suisse Securities (Europe) Limited is acting as Sole Bookrunner for the transaction. Credit Suisse Securities (Europe) Limited and quirin bank AG are acting as Joint Lead Managers.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending 30 September), the company reported sales of EUR 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its

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subsidiaries in the United States from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the United States on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com.
Contact:
Investor Relations, Tel.: +49 89 234-26655, Fax: +49 89 234-9552987
Disclaimer:
This announcement is not for publication or distribution, directly or indirectly, in or into the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement is not an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (“US Securities Act”), as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.
This announcement is only distributed to and aimed at (i) persons outside the United Kingdom or (ii) professional investors as per Article 19(5) of the Financial Services and Markets Act 2000 and the Financial Promotion Order 2005 (the “Order”), or (iii) high net wealth companies and other high net wealth persons as per Article 49(2)(a) to (d) of the Order (these persons jointly being termed “qualified persons”). All of the securities named herein are available only to qualified persons and any invitation, offer or agreement to subscribe to, buy or otherwise acquire them is made only to qualified persons. Persons who are not qualified persons should on no account act with regard to or in confidence on this information or its contents.
This announcement is for information purposes only and does not constitute an offer to sell, or a solicitation or an offer to buy any securities. In connection with this transaction there has not been, nor will there be, any public offering of the Bonds. No prospectus will be prepared in connection with the offering of the Bonds. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require the issuer of the Bonds to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction. The distribution of this ad-hoc announcement and the offer and sale of the Bonds in certain jurisdictions may be restricted by law.

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News Release / Presseinformation
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO THE UNITED
STATES OF AMERICA, AUSTRALIA, CANADA OR JAPAN.
THIS NOTICE IS NOT A PROSPECTUS AND, TO THE EXTENT THAT IT MAY CONSTITUTE AN
ADVERTISEMENT, DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
PURCHASE SECURITIES OF INFINEON TECHNOLOGIES AG
Infineon Successfully Places Convertible Bonds for EUR 195.6 Million
Emission was substantially oversubscribed; price fixed at the top end of the bookbuilding range for the disagio
Neubiberg, Germany — May 18, 2009 — Infineon Technologies AG (“Infineon”) today launched an offering of guaranteed subordinated convertible bonds that will be issued by Infineon Technologies Holding B.V., a wholly-owned subsidiary of Infineon. The offering was substantially oversubscribed. The Bonds will strengthen Infineon’s liquidity position and extend the company’s debt maturity profile.
“With the successful placement of this convertible bond, we took advantage of a positive market environment in a quick and consequent manner. This next important step in our overall refinancing is more convincing evidence of the confidence of the market in our company”, says CFO Dr. Marco Schröter.
The conversion price has been set at EUR 2.61, which represents a premium of 25%. The number of shares underlying the Bonds will be 74,950,000 registered ordinary shares, with a notional par value of EUR 2.00 per share each. The aggregate principal amount will be EUR 195.6 million.
The Bonds will mature in 5 years and will be issued at 92.8% of the principal amount, which means that they are positioned at the top end of the bookbuilding range for the disagio. The issue proceeds will amount to EUR 181.5 million. The fixed coupon of the Bonds has been set at 7.50% per annum, payable semi-annually in arrear. Unless the Bonds are previously converted, they will be redeemed at maturity at 100% of their principal amount.
Closing and settlement of the Bonds is expected to take place on May 26, 2009. It is intended to include the Bonds to be traded on the open market of the Frankfurt Stock

Exchange; however issuance of the Bonds will not be conditional upon obtaining such inclusion in trading.
Credit Suisse Securities (Europe) Limited is acting as Sole Bookrunner for the trans-action, while Credit Suisse Securities (Europe) Limited and quirin bank AG are acting as Joint Lead Managers and UniCredit Group (Bayerische Hypo- und Vereinsbank AG) are acting as Co Lead Managers.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending 30 September), the company reported sales of EUR 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the United States from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the United States on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
Disclaimer:
This announcement is not for publication or distribution, directly or indirectly, in or into the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement is not an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (“US Securities Act”), as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.
This announcement is only distributed to and aimed at (i) persons outside the United Kingdom or (ii) professional investors as per Article 19(5) of the Financial Services and Markets Act 2000 and the Financial Promotion Order 2005 (the “Order”), or (iii) high net wealth companies and other high net wealth persons as per Article 49(2)(a) to (d) of the Order (these persons jointly being termed “qualified persons”). All of the securities named herein are available only to qualified persons and any invitation, offer or agreement to subscribe to, buy or otherwise acquire them is made only to qualified persons. Persons who are not qualified persons should on no account act with regard to or in confidence on this information or its contents.
This announcement is for information purposes only and does not constitute an offer to sell, or a solicitation or an offer to buy any securities. In connection with this transaction there has not been, nor will there be, any public offering of the Bonds. No prospectus will be prepared in connection with the offering of the Bonds. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require the issuer of the Bonds to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction. The distribution of this ad-hoc announcement and the offer and sale of the Bonds in certain jurisdictions may be restricted by law.
For the Finance and Business Press: INFXX200905.057e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters Investor Relations	Kay Laudien EU/APAC/USA/CAN	+49 89 234 28481 +49 89 234 26655	kay.laudien@infineon.com investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 19, 2009	By:	/s/ Dr. Reinhard Ploss
Dr. Reinhard Ploss
Member of the Management Board Operations

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer